VITAL PRODUCTS, INC.

2404 Via Mariposa West, 1-A

Laguna Woods, California 92637

August 6, 2013

Via Edgar

Rufus Decker, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:  Vital Products, Inc.

Form 10-K for the Year Ended July 31, 2012

Filed November 2, 2012

File No. 333-127915

Mr. Decker:

We are currently drafting responses to address the comments of the Staff (the “Staff”) as set forth in its letter dated July 23, 2013 (the “Comment Letter”) relating to the Form 10-K filed November 2, 2012, (the “Form 10-K”), of Vital Products, Inc. (“Vital” or the "Company”).

We request an extension of ten additional business days to allow us to provide you with a complete response and to make amendments to Form 10-K, as necessary. There are several references you have made to Regulations that we are researching which has not been completed yet.

Please do not hesitate to contact me at 949-306-3110 if you have any questions or comments. Thank you.

Very truly yours,

/s/ James McKinney
Acting Chief Executive Officer and Chief Financial Officer